UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

    The Bank of America 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

Charlotte, North Carolina

June 22, 2010

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value (Notes 2, 5, and 6)
Money market and interest bearing cash	$44,695,149	$158,710,535
U.S. government and government agency obligations	1,000,756	1,081,859
Corporate debt	390,874	383,956
Asset-backed securities	293,553	318,110
Mutual funds	3,540,035,805	2,643,247,486
Collective investment funds	594,341,591	476,254,975
Common and preferred stocks	1,464,635,361	1,147,925,665
Investment contracts	—	1,476,167,293
Wrap contracts	—	1,853,787
Participant loans	132,794,323	119,741,024
Other investments	106,342	85,991

Total non-Master Trust investments	5,778,293,754	6,025,770,681
Plan interest in Stable Value Master Trust (Notes 5 and 6)	1,738,412,420	—

Total investments	7,516,706,174	6,025,770,681

Accrued dividends and interest receivable	2,202,362	2,936,489
Employer contribution receivable	19,904,246	26,695,036
Employee contribution receivable	9,569,245	13,731,887
Due from broker for securities sold	—	107
Other receivable	1,296,206	1,449,832

Total assets	7,549,678,233	6,070,584,032

Liabilities
Due to broker for securities purchased	1,996,028	2,329,503
Other payable	208,705	138,879

Total liabilities	2,204,733	2,468,382

Net assets reflecting all investments at fair value	7,547,473,500	6,068,115,650

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(24,288,846)	83,944,793

Net assets available for benefits	$7,523,184,654	$6,152,060,443

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets available for benefits attributed to:

Investment income
Net appreciation in fair value of investments (Note 7)	$1,078,318,034
Investment income from mutual funds	59,510,111
Interest	7,861,112
Dividends	4,042,139
Other income	4,621,151

Total non-Master Trust investment income	1,154,352,547
Plan interest in the Stable Value Master Trust investment income	60,137,849

Total investment income	1,214,490,396

Contributions
Employees	494,957,496
Employer	271,115,649

Total contributions	766,073,145

Total additions	1,980,563,541

Deductions from net assets available for benefits attributed to:

Benefits paid to plan participants	603,526,261
Trustee and administrative fees (Note 2)	5,749,040
Other expense	164,029

Total deductions	609,439,330

Net increase	1,371,124,211

Net assets available for benefits
Beginning of year	6,152,060,443

End of year	$7,523,184,654

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Associate Handbook and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

The Plan provides participants with a total of 27 investment alternatives as of December 31, 2009 (26 as of December 31, 2008). Effective January 2, 2009, all assets of the Stable Capital Fund were transferred to the new Stable Value Fund. At that time, the Stable Capital Fund ceased to exist. Participants’ accounts invested in units of the Stable Capital Fund were automatically converted to holdings in the Stable Value Fund (see Note 5: Stable Value Fund). Effective August 17, 2009, the Vanguard® Inflation-Protected Securities Fund Institutional Class was added as a new investment alternative and The Growth Fund of America Share Class R5 was replaced with The Growth Fund of America Share Class R6 as an investment alternative. The other investment alternatives are the 10 BlackRock LifePath Funds (formerly Barclays Global Investors

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

LifePath Funds), 13 mutual funds, and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

The Plan also includes a Segregated Fund that is not available for additional participant investments. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

Plan Trustee

Bank of America, N.A. is the Plan Trustee.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, 2009 annual pre-tax contributions were limited to $16,500 for participants who are below age 50. Additional 2009 contributions of $5,500 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. Company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Employer contributions include forfeitures and additional contributions are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $271,115,649 for 2009.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the Pension Plan) if their vested cash balance account in the Pension Plan and account balance in this Plan both exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions as well as earnings thereon.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the Plan. Loan interest is credited to the investment funds of the participant making the payment.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

Loans to Participants

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan, the Pension Plan or the Bank of America Transferred Savings Account Plan (TSA Plan) or (ii) if greater, the highest outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan.

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4.25% to 11.50% for loans held by the Plan as of December 31, 2009 and 5.00% to 11.50% as of December 31, 2008.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan, the repayment period can be up to 180 months.

2.	Summary of Significant Accounting Policies

New Accounting Pronouncements – The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued) – In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-12, Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) and is effective for the first reporting period ending after December 15, 2009. This ASU provides guidance for determining fair value of certain investments for which the fair value is not readily determinable and permits the use of unadjusted net asset value (NAV) or its equivalent, to estimate fair value of such investments. The adoption of this new guidance did not have a material impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. The Plan does not have any investments with unfunded commitments or with any redemption restrictions.

Accounting Pronouncements Issued but Not Yet Adopted – In January 2010, the FASB issued amended accounting standards that require additional fair value disclosures. The amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in 2011. The impact of these amended standards on the Plan’s financial statements is still being evaluated.

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with GAAP. Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies (Continued)

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Stable Value Fund). As described in FASB Staff Position AAG INV-1 and SOP 94-4-1), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which was codified in FASB ASC 962-205-45, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies (Continued)

Plan Expenses

Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides 27 investment alternatives to participants. Some of these investment alternatives are invested in mutual funds from the Columbia Funds mutual fund families, which are administered and advised by an affiliate of the Corporation, Columbia Management Group (CMG). The BlackRock LifePath Funds are managed by BlackRock. Bank of America owns approximately 34% of the economic interest in BlackRock, an independent, publicly-traded investment management firm. The other investment alternatives are primarily invested in (i) mutual funds that are not administered or advised by affiliates of the Corporation, (ii) the Corporation’s common stock, or (iii) in the case of the Stable Value Fund, a separately managed portfolio that is managed by an unaffiliated investment advisor, The Dreyfus Corporation, a unit of BNY Mellon.

Subsequent Events

In preparing the financial statements, transactions and events were evaluated for potential recognition. It was determined that there are no subsequent transactions that require disclosure to or adjustment in the financial statements.

3.	Concentrations of Investment Risk

Investments as of December 31, 2009 and 2008 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2009	2008
Bank of America Corporation Common Stock	$1,462,758,448	$1,145,822,909
Columbia Large Cap Index Fund	607,295,184	495,737,619
Columbia Mid Cap Index Fund	382,426,840	*
Plan interest in the Stable Value Master Trust at contract value	1,714,123,574	**

*	Investment was below 5% of the Plan’s net assets at year end.
**	Investment option became effective in 2009.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Stable Value Fund

As indicated in Note 1 under Investment Alternatives, the Plan’s investment in the Stable Capital Fund was transferred to the Stable Value Fund. The Stable Value Fund is held in the Stable Value Master Trust (Master Trust). The Master Trust was established on January 1, 2009 to provide a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America 401(k) Plan for Legacy Companies, and The TSA Plan (collectively known as Participating Plans). Each Participating Plan owns an undivided interest in the Master Trust. The assets of the Master Trust are held by Bank of America, N.A., as Trustee of the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund (previously Stable Capital Fund) are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The fair market values of these investment contracts reported in aggregate for the Master Trust was $3,335,714,669 as of December 31, 2009. The Plan had an undivided interest of 52.12% in the following assets of the Master Trust as of December 31, 2009:

	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Investment contracts:
Fixed Maturity Synthetic Guaranteed Investment Contracts	$777,427,959	$797,995,445	$524,776	$(21,092,263)
Constant Duration Synthetic Guaranteed Investment Contracts	2,151,540,822	2,172,906,834	2,038,400	(23,404,411)
Variable Rate Synthetic Guaranteed Investment Contract	10,051,161	10,409,290	—	(358,129)
Guaranteed Investment Contracts	58,511,381	59,699,218	—	(1,187,837)
Collective investment funds	50,848,695	51,408,790	—	(560,095)
Money market funds	240,731,916	240,731,916	—	—

	3,289,111,934	3,333,151,493	2,563,176	(46,602,735)
Accrued expenses	(242,394)	(242,394)

Total Master Trust Net Assets	$3,288,869,540	$3,332,909,099	$2,563,176	$(46,602,735)

Plan Interest in the Stable Value Master Trust	$1,714,123,574	$1,737,076,520	$1,335,900	$(24,288,846)

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

5.	Stable Value Fund (Continued)

For the year ended December 31, 2009, the Master Trust earned $111,107,987 in interest income.

The average yield and crediting interest rates for such investments were 3.58% and 3.70%, respectively for 2009. The average yield credited to participants was 3.65% for 2009.

The Stable Value Fund consists of Guaranteed Investment Contracts (GICs), Fixed Maturity Synthetic GICs and Constant Duration Synthetic GICs.

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by FT Interactive, a third party vendor BNY Mellon has engaged to provide fixed income prices on a monthly basis.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

5.	Stable Value Fund (Continued)

Fixed Maturity Synthetic Guaranteed Investment Contracts (Continued)

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the current market index rates at that time and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers BNY Mellon or its clients have engaged to provide investment services.

In the absence of an actively traded market, discounted cash flows are only an estimate of the contract’s economic value. These values are not a useful value for participant statement purposes nor are they representative of the value that may be received from those contracts in either a participant disbursement or an early termination of the contract.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

5.	Stable Value Fund (Continued)

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund;
•	Employer communications designed to induce participants to transfer from the fund;
•	Competing fund transfer or violation of equity wash or equivalent rules in place;
•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

The fair market value of the investment contracts reported in aggregate for the Stable Capital Fund was $1,643,736,961 as of December 31, 2008 (which was before the effective date of the Stable Value Fund and its Master Trust). Details of the underlying investment contracts as of December 31, 2008 are summarized below:

	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Fixed Maturity Synthetic Guaranteed Investment Contracts
ING Life & Annuity Co	AAA/Aaa	$230,698,689	$174,885	$4,555,195
Rabobank	AAA/Aaa	77,778,628	89,597	1,871,806
Rabobank	AAA/Aaa	30,691,164	22,496	992,710
State Street Bank	AAA/Aaa	238,432,754	228,354	6,727,142
Constant Duration Synthetic Guaranteed Investment Contracts
Natixis Financial Products, Inc.	AA+/Aa1	202,842,052	154,873	16,149,172
Pacific Life Insurance Company	AA+/Aa1	258,710,511	411,150	19,549,508
Rabobank	AA+/Aa1	102,525,945	316,381	9,087,932
Royal Bank of Canada	AA+/Aa1	172,778,586	228,009	12,856,939
Transamerica	AA+/Aa1	151,464,741	228,042	10,959,200

Cash Equivalent
Natixis Financial Products, Inc.	AAA/Aaa	10,244,223	—	(168,432)

Total Investment Contracts		1,476,167,293	1,853,787	82,581,172

Collective Investment Funds
Goode Stable Value Trust Fund	AA/Aa2	24,877,599	—	1,363,621

Money Market Fund and Interest Bearing Cash
Columbia Cash Reserves, Capital Class		113,592,734	—	—
Columbia Government Reserves, Capital Class		27,245,548	—	—

Total		$1,641,883,174	$1,853,787	$83,944,793

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

5.	Stable Value Fund (Continued)

The average yield and crediting interest rates for such investments were 4.38% and 4.37%, respectively for 2008. The average yield credited to participants was 4.69% for 2008.

6.	Fair Value Measurements

The Statement of Financial Accounting Standards No. 157, Fair Value Measurements, codified in FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability; and
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

6.	Fair Value Measurements (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

U.S. government and government agency obligations, common and preferred stocks, corporate debt, and real estate investment trusts (classified under Other investments) are valued at the closing price reported on the active market on which the securities are traded.

Asset-backed securities are valued using the external broker bids, where available.

Mutual funds are valued at the net asset value of shares held by the Plan at year end.

Collective investment funds are valued based on the closing market price reported on the active market on which the underlying investments are traded.

Investment contracts, including wrap contracts, held in the Master Trust (previously invested in the Stable Capital Fund) which are comprised of fixed maturity synthetic GIC, constant duration synthetic GIC and traditional GIC are valued using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Stable Value Fund).

Participant loans, money market funds and interest bearing cash are valued at cost, which approximates fair value.

Limited partnerships (classified under Other investments) are generally valued based on the closing market price reported on the active market on which the underlying investments are traded and current appraisals.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

6.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Master Trust Investments
Investment contracts:
Fixed Maturity Synthetic Guaranteed Investment Contracts	$—	$797,995,445	$—	$797,995,445
Constant Duration Synthetic Guaranteed Investment Contracts	—	2,172,906,834	—	2,172,906,834
Variable Rate Synthetic Guaranteed Investment Contract	—	10,409,290	—	10,409,290
Guaranteed Investment Contracts	—	59,699,218	—	59,699,218
Collective investment funds	—	51,408,790	—	51,408,790
Money market funds	240,731,916	—	—	240,731,916
Wrap contracts	—	—	2,563,176	2,563,176

Total Master Trust Investments	$240,731,916	$3,092,419,577	$2,563,176	$3,335,714,669

The following table sets forth the summary of changes in the fair value of the Master Trust’s level 3 investments for the year ended December 31, 2009:

	Balance January 1, 2009	Net Appreciation Relating to Master Trust Investments at Reporting Date	Purchase, Sales, Issuances, and Settlements (net)	Transfer in to/ out of level	Balance December 31, 2009
Wrap contracts	$2,917,527	$—	$(354,351)	$—	$2,563,176

The following table sets forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2009:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$42,982,983	$1,712,166	$—	$44,695,149
U.S. government and government agency obligations	844,928	155,828	—	1,000,756
Corporate debt	—	390,874	—	390,874
Asset-backed securities	—	293,553	—	293,553
Mutual funds*	3,540,035,805	—	—	3,540,035,805
Collective investment funds	—	594,341,591	—	594,341,591
Common and preferred stocks	1,464,635,361	—	—	1,464,635,361
Participant loans	—	—	132,794,323	132,794,323
Other investments	19,260	87,082	—	106,342

Total non-Master Trust investments at fair value	$5,048,518,337	$596,981,094	$132,794,323	$5,778,293,754

* Balance at December 31, 2009 includes $373,671,273 in bond funds, $2,515,086,215 in domestic equity funds, $540,345,859 in international equity funds, $760,282 in balanced funds, and $110,172,176 in other funds.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

6.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$156,880,320	$1,830,215	$—	$158,710,535
U.S. government and government agency obligations	1,044,311	37,548	—	1,081,859
Corporate debt	—	383,956	—	383,956
Asset-backed securities	—	318,110	—	318,110
Mutual funds	2,643,247,486	—	—	2,643,247,486
Collective investment funds	—	476,254,975	—	476,254,975
Common and preferred stocks	1,147,925,665	—	—	1,147,925,665
Investment contracts	—	1,476,167,293	—	1,476,167,293
Wrap contracts	—	—	1,853,787	1,853,787
Participant loans	—	—	119,741,024	119,741,024
Other investments	15,240	70,751	—	85,991

Total investments, at fair value	$3,949,113,022	$1,955,062,848	$121,594,811	$6,025,770,681

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 non-Master Trust investments for the years ended December 31, 2009 and 2008:

	2009	2008
	Participant Loans	Wrap Contracts	Participant Loans
Balance, beginning of year	$119,741,024	$(365,778)	$105,581,904
Realized gains (losses)	—	—	—
Unrealized gains (losses) relating to instruments held at reporting date	—	—	—
Purchases, sales, issuances, and settlements, net	13,053,299	2,219,565	14,159,120

Balance, end of year	$132,794,323	$1,853,787	$119,741,024

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

7.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows for the year ended December 31, 2009:

Year Ended December 31, 2009
U.S. government and government agency obligations	$(64,979)
Corporate debt	59,568
Asset-backed securities	12,184
Mutual funds	705,783,397
Collective investment funds	112,113,159
Common and preferred stocks	260,398,373
Other investments	16,332

Net appreciation in fair value of investments	$1,078,318,034

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

9.	Related Party Transactions

The Plan holds investments in various funds that are part of the Columbia Funds mutual fund family.

CMG is a non-bank affiliate of the Corporation and provides advisory services to Columbia Funds. As advisors to and administrators of the funds, affiliates receive fees directly from the funds for providing services to the funds, including investment management services. Columbia Fund Distributors, Inc. administers and distributes Columbia Funds.

Investment units and shares of Columbia Funds are purchased at net asset value. At December 31, 2009 and 2008, the Plan held investments in the Columbia Fund Family of $2,080,489,755 and $1,743,253,861, respectively.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

9.	Related Party Transactions (Continued)

	2009	2008

Columbia Fund – Money Market
Columbia Cash Reserves, Capital Class	$40,313,788	$126,624,379
Columbia Cash Reserves, Trust Class	2,669,195	3,031,202
Columbia Cash Reserves, Government Reserves Class	—	27,224,739

	42,982,983	156,880,320

Columbia Fund – Fixed Income
Columbia Total Return Bond Fund	242,467	228,327
Columbia Short-Term Bond Fund	524,332	497,797
Columbia Core Bond Fund	235,666,507	185,531,256
Columbia Federal Securities Fund	211,209	217,163
Columbia Strategic Income Fund	13,983	12,411

	236,658,498	186,486,954

Columbia Fund – Equity
Columbia Mid Cap Index Fund	382,426,840	276,312,243
Columbia Multi-Advisor International Equity Fund	186,736,223	139,597,833
Columbia Large Cap Index Fund	607,295,184	495,737,619
Columbia Small Cap Index Fund	253,471,058	195,846,807
Columbia Large Cap Value Fund	182,020,007	144,651,865
Columbia Marsico Focused Equities Fund	188,898,962	147,740,220

	1,800,848,274	1,399,886,587

Total Columbia Fund Family	$2,080,489,755	$1,743,253,861

Investment income earned from the Columbia Funds totaled $35,939,637 for the year ended December 31, 2009.

As of December 31, 2009 and 2008, the Plan held investments in Bank of America Corporation Common Stock valued at $1,462,758,448 and $1,145,822,909, respectively. The Plan earned dividends of $3,905,446 on the Bank of America Corporation Common Stock held during the year ended December 31, 2009.

The Plan paid direct expenses to the Trustee totaling $207,517 during 2009.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$7,523,184,654	$6,152,060,443
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	24,288,846	(83,944,793)
Benefit obligations payable	(1,021,448)	(591,768)

Net assets available for benefits per Form 5500	$7,546,452,052	$6,067,523,882

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31, 2009
Investment income per the financial statements	$1,214,490,396
Adjustment from fair value to contract value for fully benefit-responsive investment contracts
End of year	24,288,846
Beginning of year	83,944,793

Investment income per Form 5500	$1,322,724,035

The following is a reconciliation of benefits paid to plan participants per the financial statements to Form 5500:

Year Ended December 31, 2009
Benefits paid to plan participants per the financial statements	$603,526,261
Add: Benefit obligations payable at end of year	1,021,448
Less: Benefit obligations payable at beginning of year	(591,768)

Benefits paid to plan participants per Form 5500	$603,955,941

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

10.	Reconciliation to Form 5500 (Continued)

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

11.	Federal Income Tax Status

On June 9, 2008, the Plan Sponsor was informed by a determination letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the IRC. This determination letter covers certain prior amendments to and restatements of the Plan. In January of 2010, the Plan Sponsor filed for an updated determination letter. The application is currently pending review by the IRS.

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

12.	Litigation

The Plan is the subject of litigation involving certain participants’ voluntary transfer of Plan assets to the Pension Plan and whether such transfers were in accordance with applicable law. The outcome of this litigation cannot be predicted at this time.

The Plan is the subject of litigation involving alleged market timing arrangements in certain Nations Funds mutual funds in which the Plan was invested. In December 2005, the Corporation and other named defendants in the litigation entered into a settlement that among other things, was contingent upon a minimum threshold amount being received by the Nations Funds shareholders and/or the Nations Funds mutual funds from a previously established regulatory settlement fund. The settlement was preliminarily approved by the court on May 19, 2010 but remains subject to final court approval.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

12.	Litigation (Continued)

The Plan is the subject of litigation alleging certain ERISA violations related to fees and expenses related to (i) investments by the Plan, the Bank of America Pension Plan, and their respective predecessor plans in investment funds offered or managed by Corporation subsidiaries or affiliates and (ii) the use of Corporation subsidiaries or affiliates in other matters of plan administration and investment.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i—Schedule of Assets

December 31, 2009

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	MONEY MARKET AND INTEREST BEARING CASH

	BANK OF DESOTO	CD #10649 INT PD MO	90,000	$90,000
	BANK OF DESOTO	CD #10650 INT MO	50,000	50,000
	BANK OF DESOTO	CD #9452 INT MO	50,000	50,000
	BANK OF TEXAS	CD #4750003215 INT MO	50,000	50,000
	BANK OF TEXAS	CD #7140000235 INT MO	99,000	99,000
	BANK OF TEXAS	CD #7140000272 INT MO	100,000	100,000
	BANK OF TEXAS	CD #7140039839 INT MO	40,000	40,000
	BB&T BANK	CD #8051757949 INT MO	100,000	100,000
	BEAL BANK	CD #0120632229 INT MO	100,000	100,000
	BEAL BANK	CD #120677919 INT MO	50,000	50,000
	BEAL BANK	CD #7500114802 INT RENVST	51,025	51,025
	BEAL BANK	CD #7500137713 INT MO	100,000	100,000
*	COLUMBIA	CASH RESERVES CAPITAL CLASS	40,313,788	40,313,788
*	COLUMBIA	CASH RESERVES TRUST CLASS	2,669,195	2,669,195
	COMERICA BANK	CD #385106645018 INT MO	100,000	100,000
	COMPASS BANK	CD #021-1007340035 INT MO	100,000	100,000
	GUARANTY FEDERAL BANK	CD #1319015978 INT MO	99,000	99,000
	HILLCREST BANK	CD #62407341 INT MO	90,000	90,000
	NATIONAL BANK OF KANSAS CITY	CD #54733 INT MO	57,000	57,000
	PARK CITIES BANK	CD #37004765 INT MO	70,000	70,000
	TRANSPORTATION ALLIANCE BANK	CD #730006202 INT PD MO	25,000	25,000
	TRANSPORTATION ALLIANCE BANK	CD CD #730008133 INT MO	73,000	73,000
	USAA FEDERAL SAVINGS BANK	CD #0005353200 PD INT MO	100,000	100,000
	USAA FEDERAL SAVINGS BANK	CD #005357092 INT RENVST	62,033	62,033
	USAA FEDERAL SAVINGS BANK	CD #5061801 INT RENVST	26,487	26,487
	USAA FEDERAL SAVINGS BANK	CD #5390012 INT RENVST	29,621	29,621

	TOTAL MONEY MARKET AND INTEREST BEARING CASH			44,695,149

	U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

	FEDERAL NATL MTG ASSN	SER 2001-60 CL GK DTD 10/01/01 6.000% DUE 11/25/31	7,075	7,510
	FEDERAL NATL MTG ASSN	SER 2001-70 CL GM DTD 11/01/01 6.000% DUE 12/25/31	12,962	13,912
	UNITED STATES	TREAS BD DTD 02/15/91 7.875% DUE 02/15/21	100,000	134,406
	UNITED STATES	TREAS BILL DTD 07/30/09 DUE 07/29/10	32,000	31,959
	UNITED STATES	TREAS BILL DTD 09/03/09 DUE 03/04/10	12,000	11,999
	UNITED STATES	TREAS BILL DTD 11/12/09 DUE 05/13/10	48,000	47,978
	UNITED STATES	TREAS NT DTD 02/15/02 4.875% DUE 02/15/12	100,000	107,602
	UNITED STATES	TREAS NT DTD 02/17/04 4.000% DUE 02/15/14	100,000	106,930
	UNITED STATES	TREAS NT DTD 08/15/03 4.250% DUE 08/15/13	100,000	107,906
	UNITED STATES	TREAS NT DTD 08/15/05 4.250% DUE 08/15/15	100,000	107,031
	UNITED STATES	TREAS NT DTD 08/15/07 4.750% DUE 08/15/17	100,000	108,508
	UNITED STATES	TREAS NT DTD 11/15/02 4.000% DUE 11/15/12	100,000	106,820
	UNITED STATES	TREAS NT DTD 11/15/06 4.625% DUE 11/15/16	100,000	108,195

	TOTAL U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS			1,000,756

	CORPORATE DEBT

	FORD MTR CR CO	NT DTD 10/25/01 7.250% DUE 10/25/11	50,000	50,494
	GENERAL ELEC CAP CORP	SR INTERNOTES CALL 3/15/11 @100 DTD 03/23/06 6.000% DUE 03/15/32	100,000	97,020
	GENERAL ELEC CAP CORP	SR INTERNOTES CALL 8/15/08 @100 DTD 08/26/04 5.500% DUE 08/15/23	100,000	95,388
	GENERAL ELEC CO	SR UNSECD NT DTD 12/06/07 5.250% DUE 12/06/17	100,000	102,186
	PRUDENTIAL FINL INC	INTERNOTES DTD 05/06/04 5.750% DUE 05/15/19	50,000	45,786

	TOTAL CORPORATE DEBT			390,874

	ASSET-BACKED SECURITIES

*	ABN AMRO MTG CORP	2003-11 MC MTG PASSTHRU CL A-9 DTD 09/01/03 6.000% DUE 10/25/33	79,000	75,953
	GOVERNMENT NATL MTG ASSN	POOL #105474 DTD 11/01/83 12.50% DUE 10/15/13	85	89
	GOVERNMENT NATL MTG ASSN	POOL #124950 DTD 05/01/85 9.000% DUE 05/15/15	1,278	1,414

*Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i—Schedule of Assets

December 31, 2009

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value
	GOVERNMENT NATL MTG ASSN	POOL #141703 DTD 10/01/85 11.50% DUE 10/15/15	180	$202
	GOVERNMENT NATL MTG ASSN	POOL #158990 DTD 07/01/86 9.000% DUE 07/15/16	73	82
	GOVERNMENT NATL MTG ASSN	POOL #166126 DTD 07/01/86 9.500% DUE 07/15/16	266	296
	GOVERNMENT NATL MTG ASSN	POOL #180576 DTD 03/01/87 8.000% DUE 03/15/17	738	822
	GOVERNMENT NATL MTG ASSN	POOL #194375 DTD 03/01/87 9.000% DUE 02/15/17	302	337
	GOVERNMENT NATL MTG ASSN	POOL #197040 DTD 03/01/87 8.000% DUE 03/15/17	1,410	1,569
	GOVERNMENT NATL MTG ASSN	POOL #266976 DTD 12/01/88 10.00% DUE 12/15/18	124	140
	GOVERNMENT NATL MTG ASSN	POOL #320835 DTD 04/01/92 7.500% DUE 04/15/22	706	781
	GOVERNMENT NATL MTG ASSN	POOL #322807 DTD 02/01/92 8.000% DUE 02/15/22	601	689
	GOVERNMENT NATL MTG ASSN	POOL #342553 DTD 03/01/93 7.500% DUE 03/15/23	310	349
	GOVERNMENT NATL MTG ASSN	POOL #411479 DTD 11/01/95 7.500% DUE 11/15/25	2,001	2,251
	GOVERNMENT NATL MTG ASSN	POOL #559513 DTD 04/01/01 6.500% DUE 04/15/31	2,987	3,225
	GOVERNMENT NATL MTG ASSN	POOL #595192 DTD 11/01/02 5.000% DUE 11/15/32	30,572	31,689
	GOVERNMENT NATL MTG ASSN	POOL #604337 DTD 05/01/03 5.500% DUE 05/15/33	18,065	19,062
	GOVERNMENT NATL MTG ASSN	POOL #604740 DTD 11/01/03 5.000% DUE 11/15/33	15,999	16,578
	GOVERNMENT NATL MTG ASSN	POOL #604897 DTD 12/01/03 5.000% DUE 12/15/33	16,994	17,610
	GOVERNMENT NATL MTG ASSN	POOL #605098 DTD 03/01/04 5.000% DUE 03/15/34	46,025	47,649
	GOVERNMENT NATL MTG ASSN	POOL #614160 DTD 06/01/03 5.500% DUE 06/15/33	8,625	9,101
	GOVERNMENT NATL MTG ASSN	POOL #627930 DTD 02/01/04 5.500% DUE 02/15/34	16,328	17,214
	GOVERNMENT NATL MTG ASSN	POOL #641277 DTD 04/01/05 5.000% DUE 04/15/35	24,822	25,659
	MASTR ASSET SECURITIZATION TR	2003-4 MTG PASSTHRU CTF CL 6-A-9 DTD 04/01/03 5.500% DUE 05/25/33	25,000	20,792

	TOTAL ASSET-BACKED SECURITIES			293,553

	MUTUAL FUNDS

	ALLIANCEBERNSTEIN	INTERMEDIATE BD PORTFOLIO	12,030	123,311
	AMERICAN FUNDS	GROWTH FD AMER INC	10,704,596	292,556,599
*	COLUMBIA	CORE BOND FUND	22,190,820	235,666,507
*	COLUMBIA	FEDERAL SECURITIES FUND	19,758	211,209
*	COLUMBIA	LARGE CAP INDEX FUND	28,233,156	607,295,184
*	COLUMBIA	LARGE CAP VALUE FUND	17,810,177	182,020,007
*	COLUMBIA	MARSICO FOCUSED EQUITIES FUND	9,657,411	188,898,962
*	COLUMBIA	MID CAP INDEX FUND	41,388,186	382,426,840
*	COLUMBIA	MULTI-ADVISOR INTERNATIONAL EQUITY FUND	16,394,752	186,736,223
*	COLUMBIA	SHORT TERM BOND FUND	53,070	524,332
*	COLUMBIA	SMALL CAP INDEX FUND	18,222,218	253,471,058
*	COLUMBIA	STRATEGIC INCOME FUND	2,419	13,983
*	COLUMBIA	TOTAL RETURN BOND FUND	25,074	242,467
	DODGE & COX	STOCK FUND	3,813,485	366,628,410
	DWS	SHORT DURATION PLUS FUND	4,885	46,208
*	FIDELITY	DIVERSIFIED INTERNATIONAL FUND	12,628,708	353,603,834
*	FIDELITY	GINNIE MAE PORTFOLIO	20,796	236,038
*	FIDELITY	ASSET MANAGER	12,869	178,235
*	FIDELITY	DISCIPLINED EQUITY FUND	2,558	53,734
*	FIDELITY	FINANCIAL TRUST EQUITY INCOME II FUND	3,049	49,787
*	FIDELITY	REAL ESTATE INVESTMENT PORTFOLIO	5,464,890	110,172,176
	LEGG MASON	BATTERYMARCH US SMALL CAP EQUITY PORTFOLIO INSTITUTIONAL FUND	4,497,570	34,226,509
	LONG TERM CORP	INVESTMENT GRADE TRUST	75	77,077
	MATTHEWS	ASIA-PACIFIC FUND	300	4,287
	MATTHEWS	PACIFIC TIGER FUND	200	3,846
	MTB	GROUP FUND INTERNATIONAL EQUITY	679	5,802
	NICHOLAS FUND INC	NICHOLAS FUND	3,627	147,914
	VAN KAMPEN	US MORTGAGE FUND	5,855	74,646
	VANGUARD	WELLESLEY INCOME FUND	1,663	33,881
	VANGUARD	500 INDEX FUND	926	95,119
	VANGUARD	ENERGY FUND	777	46,677
	VANGUARD	GNMA FUND	68,998	734,135
	VANGUARD	INFLATION PROTECTED SECURITIES FUND	1,814,463	18,217,211
	VANGUARD	INSTITUTIONAL TOTAL STOCK MARKET INDEX FUND	8,334,603	206,781,491
	VANGUARD	INTER TERM TREAS FUND	8,807	97,664
	VANGUARD	TOTAL STK MKT INDEX FD	367	10,066
	VANGUARD	WELLINGTON FUND	19,001	548,166
	VANGUARD	WINDSOR FUND	5,097	60,711
	VANGUARD	WINDSOR II FUND	9,411	222,847
	WESTERN ASSET	CORE BD PORT FUND	11,062,482	117,483,562
	WESTERN ASSET	HIGH INCOME OPPORTUNITY FUND INC	1,520	9,090

	TOTAL MUTUAL FUNDS			3,540,035,805

*Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i—Schedule of Assets

December 31, 2009

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	COLLECTIVE INVESTMENT FUNDS

*	BLACKROCK	LIFEPATH INDEX 2010 FUND	4,657,789	$45,768,230
*	BLACKROCK	LIFEPATH INDEX 2015 FUND	9,350,149	88,732,910
*	BLACKROCK	LIFEPATH INDEX 2020 FUND	11,038,756	101,777,334
*	BLACKROCK	LIFEPATH INDEX 2025 FUND	10,520,598	94,685,378
*	BLACKROCK	LIFEPATH INDEX 2030 FUND	9,279,558	81,474,523
*	BLACKROCK	LIFEPATH INDEX 2035 FUND	8,040,006	69,144,056
*	BLACKROCK	LIFEPATH INDEX 2040 FUND	5,774,934	48,624,944
*	BLACKROCK	LIFEPATH INDEX 2045 FUND	2,723,480	22,495,946
*	BLACKROCK	LIFEPATH INDEX 2050 FUND	1,852,052	15,223,868
*	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND	2,633,540	26,414,402

	TOTAL COLLECTIVE INVESTMENT FUNDS			594,341,591

	COMMON AND PREFERRED STOCKS

	ABBOTT LABS	COMMON STOCK	800	43,192
	ALLIANZ SOCIETAS EUROPAEA-SE	PREFERRED STOCK	800	19,700
	AMERCO	PREFERRED STOCK	400	9,580
	AMEREN CORP	COMMON STOCK	400	11,180
	AMERICAN ELEC PWR INC	COMMON STOCK	950	33,051
	APPROACH RES INC	COMMON STOCK	500	3,860
	AT&T INC	COMMON STOCK	2,877	80,642
	AUTOMATIC DATA PROCESSING INC	COMMON STOCK	200	8,564
*	BAC CAP TRUST	PREFERRED STOCK	1,000	21,700
	BAKER HUGHES INC	COMMON STOCK	400	16,192
*	BANK AMER CORP	COMMON STOCK	97,128,715	1,462,758,448
*	BANK AMER CORP	PREFERRED STOCK	800	19,632
	BARCLAYS BANK TRUST	PREFERRED STOCK	800	19,888
	BHP BILLITON LTD	COMMON STOCK	100	7,658
	BP PLC	COMMON STOCK	4,286	248,459
	CENOVUS ENERGY INC	COMMON STOCK	300	7,560
	CHEVRON CORP	COMMON STOCK	300	23,097
	CITIGROUP INC	COMMON STOCK	1,000	3,310
	COMCAST CORP	COMMON STOCK	145	2,445
	CONOCOPHILLIPS	COMMON STOCK	988	50,457
	CONSECO INC	COMMON STOCK	15	75
	CONSTELLATION ENERGY GROUP INC	CONVERTIBLE PREFERRED STOCK	800	20,664
	CORTS TRUST	PREFERRED STOCK	800	19,336
*	COUNTRYWIDE	PREFERRED STOCK	800	17,320
	DIAMOND OFFSHORE DRILLING INC	COMMON STOCK	400	39,368
	DOMINION RES INC VA	COMMON STOCK	800	31,136
	DUKE ENERGY CORP	COMMON STOCK	500	8,605
	ENCANA CORP	COMMON STOCK	300	9,717
	EXXON MOBIL CORP	COMMON STOCK	3,600	245,484
	FASTENAL CO	COMMON STOCK	300	12,492
	FPL GROUP INC	COMMON STOCK	2,700	142,614
	GENERAL ELEC CO	COMMON STOCK	3,000	45,390
	GREAT ATLANTIC & PAC TEA INC	PREFERRED STOCK	800	18,960
	HOSPIRA INC	COMMON STOCK	80	4,080
	INTERNATIONAL BUSINESS MACHS	COMMON STOCK	800	104,720
	JPMORGAN CHASE & CO	PREFERRED STOCK	800	22,592
	M&T CAP TRUST	PREFERRED STOCK	800	21,176
	MERCK & CO INC	COMMON STOCK	1,261	46,077
	NOVARTIS AG	COMMON STOCK	400	21,772
	PAYCHEX INC	COMMON STOCK	200	6,128
	PFIZER INC	COMMON STOCK	6,000	109,140
	PPLUS TRUST	PREFERRED STOCK	1,000	21,630
	PRUDENTIAL FINL INC	PREFERRED STOCK	800	21,240
	ROYAL DUTCH SHELL PLC	COMMON STOCK	1,000	60,110
	SCANA CORP	COMMON STOCK	631	23,776
	SHIP FIN INTL LTD	COMMON STOCK	2,105	28,691
	SOUTHERN CO	COMMON STOCK	200	6,664
	SPECTRA ENERGY CORP	COMMON STOCK	100	2,051

*Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i—Schedule of Assets

December 31, 2009

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value
	SUNTRUST CAP	PREFERRED STOCK	800	$19,416
	TELEPHONE & DATA SYS INC	PREFERRED STOCK	1,600	37,216
	TORTOISE CAP RESOURCES CORP	COMMON STOCK	2,000	13,040
	US BANCORP DEL	COMMON STOCK	200	4,502
	WELLS FARGO CAP	PREFERRED STOCK	800	21,840
	XCEL ENERGY INC	COMMON STOCK	1,872	39,724

	TOTAL COMMON AND PREFERRED STOCKS			1,464,635,361

	PARTICIPANT LOANS

*	BANK OF AMERICA 401(k) PLAN	INTEREST RATES RANGING FROM 4.25% TO 11.50%		132,794,323

	TOTAL PARTICIPANT LOANS			132,794,323

	OTHER INVESTMENTS

	ENTERTAINMENT PROPERTIES TRUST	REAL ESTATE INVESTMENT TRUST	600	12,990
	HOSPITALITY PROPERTIES TRUST	REAL ESTATE INVESTMENT TRUST	400	8,504
	PENGROWTH	ENERGY TRUST	2,000	19,260
	PUBLIC STORAGE INC	REAL ESTATE INVESTMENT TRUST	800	20,080
	PUBLIC STORAGE INC	REAL ESTATE INVESTMENT TRUST	1,600	40,800
	SUBURBAN PROPANE PARTNERS LP	LIMITED PARTNERSHIP	100	4,708

	TOTAL OTHER INVESTMENTS			106,342

	TOTAL NON-MASTER TRUST INVESTMENTS			$5,778,293,754

*Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF AMERICA 401(K) PLAN

Date: June 25, 2010	/s/ SUSAN E. KELLY

Senior Vice President
Retirement Service Delivery Executive
Bank of America Corporation

Exhibit Index

Exhibit No.	Description
23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.